Exhibit 12

Simon Property Group, L.P. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the year ended December 31,				
	2007	**2006**	**2005**	**2004**	**2003**
Earnings:					
Pre-tax income from continuing operations . . .	$ 650,380	$ 730,453	$ 473,557	$ 466,128	$ 441,560
Add:					
Pre-tax income (loss) from 50% or greater than 50% owned unconsolidated entities .	(9,061)	45,313	49,939	46,124	60,614
Minority interest in income of majority owned subsidiaries	13,936	11,524	13,743	9,687	7,277
Distributed income from less than 50% owned unconsolidated entities	51,594	53,000	66,165	45,909	42,939
Amortization of capitalized interest	2,462	5,027	2,772	2,525	1,845
Fixed Charges	1,196,718	958,818	904,324	748,643	684,226
Less:					
Income from unconsolidated entities	(38,120)	(110,819)	(81,807)	(81,113)	(101,093)
Interest capitalization	(37,270)	(34,073)	(15,502)	(15,546)	(10,916)
Earnings	**$1,830,638**	**$1,659,243**	**$1,413,191**	**$1,222,357**	**$1,126,452**
Fixed Charges:					
Portion of rents representative of the interest factor	9,032	9,052	8,869	7,077	5,489
Interest on indebtedness (including amortization of debt expense)	1,150,416	915,693	879,953	726,020	667,821
Interest capitalized	37,270	34,073	15,502	15,546	10,916
Fixed Charges	**$1,196,718**	**$ 958,818**	**$ 904,324**	**$ 748,643**	**$ 684,226**
Ratio of Earnings to Fixed Charges	**1.53x**	**1.73x**	**1.56x**	**1.63x**	**1.65x**

For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations including income from minority interests and our share of pre-tax income from 50%, or greater than 50%, owned unconsolidated entities which have fixed charges, and including distributed operating income from less than 50% owned unconsolidated joint ventures instead of income from the less than 50% owned unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, preferred distributions, and amortization of debt issue costs.